Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Members
Baker Hughes, a GE company, LLC:
We consent to the incorporation by reference in the registration statement (No. 333‑222111) on Form S-3 and (No. 333-222114) on Form S-4 of Baker Hughes, a GE company, LLC of our reports dated February 23, 2018, with respect to the consolidated and combined statement of financial position of Baker Hughes, a GE company, LLC as of December 31, 2017, and the related consolidated and combined statements of income (loss), comprehensive income (loss), changes in members’ equity, and cash flows for the period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of Baker Hughes, a GE company, LLC.
/s/ KPMG LLP
Houston, Texas
February 23, 2018